

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 15, 2009

Mr. Gregory P. Anderson
Chief Executive Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

      RE: **The LGL Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              Form 10-Q for the Quarter Ended March 31, 2009
              Filed May 20, 2009
              File No. 001-00106

Dear Mr. Anderson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jeffrey Jaramillo
                    Accounting Branch Chief